

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 14, 2016

Dr. Elran Haber
Chief Executive Officer
Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

> **Re:** **Therapix Biosciences Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 4, 2016**
> **File No. 333-214458**

Dear Dr. Haber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1.   We note that you have deleted your risk factor on page 36 regarding the potential difficulty in enforcing a U.S. judgment against the company and its officers and directors because the company is incorporated in Israel and the senior management and directors are located in Israel. Please revise your disclosure to include this risk factor or tell us why you believe the risk is not material to a potential investor.

General

2.   Please reconcile your disclosure on your website and your disclosure in the registration statement regarding the status of your request to the FDA for orphan drug designation for THX-TS01 for the treatment of TS.

3.   We note that you have made available an investor presentation dated July 2016 on your website. Please tell us why this presentation is consistent with Section 5 of the Securities Act, including any applicable safe harbor rules. We may have further comments upon review of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,
/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Oded Har-Even — Sullivan & Worcester LLP